# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wah Fu Education Group Ltd., CIK 0001716770
CUSIP: G94184101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng Dist, Beijing, China (F4), 100088
Date of event which requires filing of this statement: 09/16/2025
Filed by CIK 0002005050
Persons authorized to receive notices and communications: Xinghui Yang, L207b, Hesheng Fortune Plaza,, No.13 Deshengmenwai Street, Xicheng Dist, Beijing, China (F4), 100088, 86 10 5994 2599

## Reporting persons
- River Business Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,084,028; shared voting power 0; sole dispositive power 1,084,028; shared dispositive power 0; aggregate amount beneficially owned 1,084,028 (37.1% of the class)
  Comment: 1. Represents 1,084,028.00 ordinary shares of the Issuer, held by River Business Limited, a British Virgin Islands Company. As the holder of all of the equity interest in River Business Limited, Xinghui Yang has voting and dispositive power with respect to all of the ordinary shares of the Company held by River Business Limited.
  
  2. This percentage is calculated based on a total of 2,922,559 Ordinary Shares outstanding as of July 31, 2025, as derived from data reported in the Form 20-F filed on that date.
- Silver Thousand International: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 320,000; shared voting power 0; sole dispositive power 320,000; shared dispositive power 0; aggregate amount beneficially owned 320,000 (10.95% of the class)
  Comment: 3. Represents 320,000 ordinary shares of the Issuer, held by Silver Thousand International, a British Virgin Islands Company. Silver Thousand International is 76.26% owned by HFGFR INC. and 23.74% (75,968 shares) owned by Xinghui Yang.
- Xinghui Yang (CIK 0002005050): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 1,084,028; shared voting power 75,968; sole dispositive power 1,084,028; shared dispositive power 75,968; aggregate amount beneficially owned 1,159,996 (39.69% of the class)
  Comment: 4. Xinghui Yang holds 1,084,028 ordinary shares through River Business Limited and 75,968 ordinary shares held through Silver Thousand International.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Wah Fu Education Group Ltd.
Address of issuer's principal executive offices: L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street, Xicheng Dist, Beijing, China (F4), 100088

## Item 2. Identity and Background
Name of person filing:
(i) River Business Limited

(ii) Silver Thousand International

(iii) Xinghui Yang
Residence or business address:
(i) River Business Limited: Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

(ii) Silver Thousand International: Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

(iii) Xinghui Yang
Present principal occupation or employment: The principal business of River Business Limited and Silver Thousand International is holding business. The principal occupation of Mr. Xinghui Yang is serving as director of above companies.
Criminal convictions in the last five years: During the last five years, The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, The Reporting Person was not a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment
Citizenship:
(i) River Business Limited: British Virgin Islands

(ii) Silver Thousand International: British Virgin Islands

(iii) Xinghui Yang: People's Republic of China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were originally acquired by the Reporting Person as founder of Wah Fu Education Group Ltd. prior to its initial public offering. The changes reported in this Amendment reflect the sale of such securities by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person Xinghui Yang sold the securities to meet certain personal financial obligations. Except as described herein, the Reporting Person does not currently have any plans or proposals that would result in any material change to the Issuer's business, corporate structure, or policies.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person Xinghui Yang beneficially owns 1,159,996 shares of Ordinary Shares, which represents 39.69% of the outstanding ordinary shares of the Issuer. Xinghui Yang holds 1,084,028 ordinary shares through River Business Limited and 75,968 ordinary shares held through Silver Thousand International. Silver Thousand International is 76.26% owned by HFGFR INC. and 23.74% (75,968 shares) owned by Xinghui Yang.

The percentage of Ordinary Shares beneficially owned by the Reporting Person is based on 2,922,559 Ordinary Shares outstanding as of July 31, 2025, as derived from data reported in the Form 20-F filed on that date.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person, Xinghui Yang, holds 1,084,028 ordinary shares through River Business, with sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of such shares. Additionally, Xinghui Yang holds 75,968 ordinary shares through Silver Thousand International, sharing the power to dispose or to direct the disposition with HFGFR INC.
Transactions in the class effected during the past sixty days: The Reporting Person sold certain shares of the Issuer's securities pursuant to Rule 144 in the past 60 days. The Reporting Person has sole power to receive dividends and direct the disposition of the securities.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees, or division of profits or losses.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement

## Signatures
- River Business Limited: /s/ Xinghui Yang, Xinghui Yang/Director (09/22/2025)
- Silver Thousand International: /s/ Xinghui Yang, Xinghui Yang/Director (09/22/2025)
- Xinghui Yang: /s/ Xinghui Yang, Xinghui Yang (09/22/2025)